

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Thomas Hemingway
Chief Executive Officer
Bioquest Corp.
4750 Campus Drive
Newport Beach, CA 92660

> **Re: Bioquest Corp.**
> **Offering Statement on Form 1-A**
> **Filed May 15, 2024**
> **File No. 024-12436**

Dear Thomas Hemingway:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. Please provide the disclosure required by Item 1(b) of Part II of Form 1-A.

2. We note that the cover page is unclear with respect to the total amount being offered. Specifically, you state in the header that you are offering 5,000,000 Units at a price of $1.00 per Unit; however, you then state in the second sentence below the header that you are offering 10,000,000 Units at $1.00 per Unit. Please revise to reconcile this inconsistency.

3. We note that you disclose in Part I, Item 4 of your Form 1-A notification that the proposed offering involves the resale of securities by affiliates of the issuer. You also refer to "the sale of common stock by the Selling Shareholders" on page 3 of the offering circular. With reference to Item 1(d) of Part II of Form 1-A:
    *   To the extent there is a resale component to this offering, please separately state the amount of securities offered by selling securityholders on the cover page, and provide the disclosure required by Item 5(d) in the Distribution section. Alternatively, if there

is no resale component, please revise your response to Part 1, Item 4 as well as your disclosure on page 3, or otherwise advise.

- Include a cross-reference on the cover page to the section where the disclosure required by Item 14 of Part II of this Form 1-A has been provided.

4.   Please update the table of high and low bid prices for your common stock appearing on page ii for the fiscal year ended April 30, 2024, as well as the current bid price.

Summary

Company Overview, page 2

5.   We note that your corporate vision is now to "acquire BotMakers AI and its MaxTrades AI trading analytic technology," and that such acquisition has yet to occur. As such, please revise here, in Business, and throughout the offering statement wherever appropriate to distinguish between the business you currently conduct and the business you intend to conduct in the future.

- Highlight that BioQuest is an early-stage enterprise and has not commenced principal operations.
- Clearly disclose how you will refer to BioMax, BotMakers AI and its MaxTrades AI technology when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing.
- Refrain from using terms such as "we" or "our" when describing the activities or functions of BotMakers and its MaxTrades technology. By way of example only and not limitation, we note that you refer throughout to "our proprietary algorithms and advanced technology," "our machine learning models," "our trading tools or trading analytics," "our proprietary technology, intellectual property and services," "our current products," "our product lines," "our current service offerings," "our existing services," "our existing customers," "current users," etc. Please thoroughly review and revise throughout to clarify, if true, that you do not currently have any marketable products or services, nor any users or customers for such products or services.
- Clarify that BioQuest's future ability, through MaxTrades AI, to provide users with a machine-learning platform and trading tools is contingent upon the successful acquisition of BotMakers. If true, disclose as you have on page 8, that you will need to raise approximately $500,000 in funding in order to finalize the purchase of BotMakers, and that you cannot guarantee that you will be able to raise adequate funding in order to acquire BotMakers and then operate BotMakers thereafter in order to execute your current business plan.
- As appropriate, include risk factor disclosure regarding the risk to your company and to its investors if the acquisition of BotMakers does not occur.

6.   Please revise the Summary and Business to clarify whether, and to what extent, BotMakers' products and services intended to utilize MaxTrades AI technology are still in development or remain aspirational. In your revisions, describe material BotMakers

product and/or service offerings, distinguishing its existing lead products and services, if any, from products and services it aspires to sell in the future. To the extent key BotMakers products or services are currently in development, please clarify the development stage.

7.   Here and throughout, please revise all statements inappropriately drafted in the present tense, and qualify conclusory "will" statements to clarify those aspects of your business plan and strategy that are currently aspirational. For instance, please note the following non-exhaustive examples:

- "To distinguish ourselves from competitors, we will highlight the benefits of our proprietary algorithms and advanced technology..." (page 2)
- "By emphasizing the strength of our machine learning models and their ability to adapt to changing market conditions, we will position MaxTrades AI as a forward-thinking and innovative solution for traders seeking an edge in the market." (page 2)
- "[W]e operate in transforming industries." (page 5)
- "We compete with both start-up and established companies." (page 6)
- "The Company cannot be certain that the products that it will be offering will be appealing..." (page 10)
- "To remain competitive, we must continue to develop new features, integrations, and capabilities to our products and services." (page 12)
- "Such data, information, and services are made available to our customers or are integrated for our customers' use..." (page 12)

8.   Please remove the reference to "superior" trading recommendations on page 2. In this regard, we note your lack of operating history in the fintech and trading markets, that both you and BotMakers appear to be in the early stages of development, and that the MaxTrades AI trading technology appears to be in the planning and design stage.

Risk Factors, page 4

9.   We note that your Chairman and Chief Executive Officer appears to have two current sources of outside employment with Redwood Investment Group and Pillar Marketing Group. As appropriate, please include a risk factor disclosing the nature of any conflicts of interest that exist, or may exist, as a result of Mr. Hemingway's outside business relationships.

There are doubts about our ability to continue as a going concern., page 4

10.   You state that the Company "may not have commitments from third parties for a sufficient amount of additional capital." If accurate, please revise this disclosure in line with your disclosure on page 8 that the Company does not have any investors currently committed to purchasing shares from the Company.

As a development stage company, we have yet to achieve a profit..., page 5

11.   Please revise the caption of this risk factor to clarify that you have yet to generate any

revenues or profit. In the narrative disclosure, remove the reference to competitors having "a significantly larger user base and revenue stream" as this statement may be read to imply that you have a current user base or revenue stream. Similarly, revise the references to "increasing revenue throughout the year" and to "keeping operating expenses below our revenue levels." In this regard, we note your disclosure on page 2 and elsewhere that you have generated no revenues.

We have limited operational history in an emerging industry..., page 5

12.   Please revise this risk factor to:
  • Define the "emerging industry" and "transforming industries" to which you refer.
  • Remove or revise your references to having a "limited" or "little" operating history, as it does not appear that you have any operating history in the fintech or trading markets. By way of example only, we note the reference to your "lack of operating history" on page 24.

Our lack of adequate D&O insurance may also make it difficult..., page 6

13.   You state that in the future you may be subject to "additional litigation." As such phrase may be read to imply that you are currently involved in litigation, please tell us and revise your disclosure to clarify whether the Company is subject to any material litigation. In this regard, we note your disclosure on page 35 that you are not presently a party to any legal proceedings that are likely to have a material adverse effect on your business.

We expect to incur substantial expenses to meet our reporting obligations as a public company, page 6

14.   Your risk factor on page 17 states that you will have public company reporting requirements and may imply that the shares being offered will be registered. Please remove or revise this risk factor or explain why it is appropriate.

The market price for the common stock is particularly volatile..., page 7

15.   Please remove the reference to your "small revenue" in the narrative disclosure for this risk factor, as it does not appear that you have ever generated any revenues.

Use of Proceeds, page 16

16.   With reference to your Use of Proceeds disclosure on page 16, we have the following comments:
  • Please clarify the specific disclosure in the Use of Proceeds table to which footnote 1 relates. Revise pages 16 and 20 to disclose the total amount of the Company's outstanding debts as of the most recent practicable date, and also disclose the total amount of offering proceeds expected to be used to reduce or discharge the Company's indebtedness. Refer to Instruction 6 to Item 6 of Form 1-A.
  • Please tell us and revise your disclosures where appropriate to explain why your

planned use of proceeds in each scenario presented does not contemplate the allocation of approximately $5 million for the repayment of debt. In this regard, we note your disclosure on page 2 and elsewhere throughout that on March 21, 2024, you entered into a letter of intent with BotMakers AI, Inc. ("BotMakers") and that you have agreed to issue approximately 100,000,000 shares and to raise $10,000,000 through the sale of equity, "half of which will be used to reduce the Company's outstanding debts and the other half to be used as working capital for BotMakers, in return for 100% of BotMakers shares."

- We note your disclosure on page 20 that your plan for the first 90 days of operations is to "completely retire the debt owed" to complete the acquisition of BotMakers. We contrast this with your disclosure on page 2 and elsewhere that under the BotMakers Agreement you agreed to raise approximately $5 million "to reduce the Company's outstanding debts and the other half to be used as working capital for BotMakers..." Please revise your disclosures in Use of Proceeds, Plan of Operations and elsewhere throughout to ensure your disclosures in each section are consistent. Refer to Instruction 4 to Item 6 of Form 1-A.

- Please describe any anticipated material changes in the use of proceeds with respect to (1) the reduction or elimination of debt and (2) the acquisition of BotMakers if all of the securities being qualified are not sold. See Instruction 3 to Item 6 of Form 1-A.

- Please tell us and revise your disclosures where appropriate to explain why in each scenario presented you have allocated $215,000 for "BQST Acquisition Cost." In this regard, we note that the Letter of Intent filed as Exhibit 6.5 indicates that the parties initially contemplate an acquisition price for BotMakers AI, Inc. of $250,000.

- Explain the meaning of the line item captioned "12% Contingency" in a footnote or otherwise.

Dilution, page 17

17.   Please provide us with your detailed computation of the line item "net tangible book value per share, after this offering" assuming the sale of 100%, 75%, 50% and 25% of the Units offered for sale in this offering.

Business Overview, page 29

18.   We note that you have entered into a letter of intent with BotMakers AI, Inc. and further intend to use part of the proceeds of this offering to acquire BotMakers AI, Inc. Please provide the BotMakers AI, Inc. financial statements and pro forma financial statements in an amended filing or tell us why these statements are not required. Refer to paragraph (b)(7)(iii)-(iv) of Part F/S of Form 1-A.

Business, page 29

19.   Please revise your discussion in this section and throughout to clarify the principal market(s) for products and services in which you are planning to compete. Refer to Item 7(a)(1)(i) of Form 1-A. In this regard, we note you reference the "investment information

services and legal and regulatory information markets," the "global AI in Fintech market" and "global forex trading market" on pages 11 and 34, respectively. Additionally, please revise your discussion of your addressable market size on page 34 to:

- Disclose the estimated addressable market for the "investment information services and legal and regulatory information markets," or otherwise advise;
- Revise your statements regarding the size of the "global AI in Fintech market" and "global forex trading market" on page 34 revise to clarify whether you intend to offer potential products and/or services globally or whether you currently intend to provide products in certain jurisdictions that represent only a fraction of that market figure. If so, revise to disclose your total addressable market size with greater specificity.
- Balance your statements regarding the size of the "global AI in Fintech market" and "global forex trading market" on page 34 by disclosing that you do not currently have any products or services to offer in these markets. If true, state that your ability to enter these markets is currently contingent upon the acquisition of BotMakers.

Regulation, page 34

20.   Please update your disclosure to reflect the state of the current regulatory environment for the industry in which you propose to operate.

The Trading Industry, page 34

21.   Please revise to disclose the basis for the following statement: "MaxTrades AI is well positioned to capitalize on this trend by offering a unique and cutting-edge solution that leverages advanced algorithms and data analysis to provide users with valuable insights and profitable trading opportunities." In this regard, it is unclear from your disclosure that BotMakers currently has any marketable products or services that utilize MaxTrades AI technology. Rather, it appears from your disclosure on pages 2, 23, and 29 that such products and/or services are still "being designed" and "planned."

Director Independence, page 40

22.   We note your references to Nasdaq rules throughout this section. Please revise to make clear that the company's shares are not listed on any Nasdaq market and, as such, shareholders will not benefit from Nasdaq regulation or oversight.

Legal Matters, page 47

23.   We note that Exhibit 12.1 renders an opinion as to the legality of 10,000,000 shares of BioQuest Corp. common stock, and does not refer to Units or the Common Warrants. Please have counsel revise the legal opinion to opine on the legality of each component of the Unit, as well as the Units themselves. As applicable, counsel should provide a binding obligation opinion with respect to the legality of the Units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19. Additionally, please:

- Request that Exhibit 12.1 be revised to remove or update the placeholder for "Exhibit XX.X."

- Disclose the name and law firm of counsel providing the legal opinion under the caption "Legal Matters" on page 47 of the Offering Statement.

<u>General</u>

24.   We will consider qualifying your offering statement at your request. In connection with your request:
- Please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
- To the extent you choose to change the price during the offering to another fixed price, or choose to change the volume of Units offered, please confirm that you will only do so by means of a supplement or post-qualification amendment, as appropriate. Refer to Rules 251(d)(3)(ii) and the note to paragraph (b) of Rule 253 of Regulation A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences